A special meeting of the fund's shareholders was held on July 15, 2009. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To elect a Board of Trustees.A
	# of Votes	% of Votes
James C. Curvey
Affirmative	95,129,022,082.76	93.304
Withheld	6,827,038,605.90	6.696
TOTAL	101,956,060,688.66	100.000
Albert R. Gamper, Jr.
Affirmative	95,395,087,422.09	93.565
Withheld	6,560,973,266.57	6.435
TOTAL	101,956,060,688.66	100.000
Abigail P. Johnson
Affirmative	94,953,083,663.05	93.131
Withheld	7,002,977,025.61	6.869
TOTAL	101,956,060,688.66	100.000
Arthur E. Johnson
Affirmative	95,170,621,244.71	93.345
Withheld	6,785,439,443.95	6.655
TOTAL	101,956,060,688.66	100.000
Michael E. Kenneally
Affirmative	95,588,195,383.82	93.754
Withheld	6,367,865,304.84	6.246
TOTAL	101,956,060,688.66	100.000
James H. Keyes
Affirmative	95,463,703,598.63	93.632
Withheld	6,492,357,090.03	6.368
TOTAL	101,956,060,688.66	100.000
Marie L. Knowles
Affirmative	95,235,504,489.29	93.408
Withheld	6,720,556,199.37	6.592
TOTAL	101,956,060,688.66	100.000
	# of Votes	% of Votes
Kenneth L. Wolfe
Affirmative	94,943,503,550.72	93.122
Withheld	7,012,557,137.94	6.878
TOTAL	101,956,060,688.66	100.000
PROPOSAL 3

A shareholder proposal concerning "procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights."

The fund did not achieve quorum with respect to this proposal, and therefore no action was taken at the meeting and subsequent adjournments. Because sufficient votes in favor of the proposal were not received, on August 14, 2009, the proxies in their discretion determined not to adjourn the meeting further on this item.

A Denotes trust-wide proposal and voting results.